NEWS RELEASE

TALISMAN ENERGY

TALISMAN ENERGY INC. CONFERENCE CALL

CALGARY, Alberta – July 7, 2008 – Talisman Energy Inc. has scheduled a telephone conference call for investors, analysts and media on Tuesday, July 29, 2008 at 11:00 a.m. MDT (1:00 p.m. EDT) to discuss Talisman's second quarter results. Participants will include John A. Manzoni, President and Chief Executive Officer and members of senior management. Talisman expects to release its second quarter results the morning of July 29 before markets open.

To participate in the conference call, please contact the Talisman Energy conference operator at 10:50 a.m. MDT (12:50 p.m. EDT), 10 minutes prior to the conference call.

Conference Operator Dial in Numbers:
1-800-733-7560 (North America) or
1-416-644-3414 (Local Toronto & International)

A replay of the conference call will be available at approximately 1:00 p.m. MDT on Tuesday, July 29, 2008 until 11:59 p.m. Tuesday, August 5, 2008. If you wish to access this replay, please call:

1-877-289-8525 (North America) passcode 21275211# or
1-416-640-1917 (Local Toronto & International) passcode 21275211#

Live Internet Audio Broadcast

The conference call will also be broadcast live on the Internet and can be accessed by going to the Talisman website (www.talisman-energy.com) and following the links from the home page. Alternatively, you can point your browser to:
http://w.on24.com/r.htm?e=113740&s=1&k=93378291DF36F3A1595830D6BA91210A

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the UK, Norway, Southeast Asia, North Africa and the United States. Talisman's subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

Media and General Inquiries:

David Mann, Senior Manager, Corporate
& Investor Communications
Phone: 403-237-1196 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com

Shareholder and Investor Inquiries:

Christopher J. LeGallais
Senior Manager, Investor Relations
Phone: 403-237-1957 Fax: 403-237-1210
Email: tlm@talisman-energy.com

17-08